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                                                                  EXHIBIT (a)(5)

                                     FORM OF
                        PROMISE TO GRANT STOCK OPTION(S)

TO:  _________________________

        In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Wink Communications, Inc. ("Wink"), Wink hereby promises to grant you a stock option or options, as applicable, to purchase [_________] shares of Wink's common stock on July 31, 2002 (the "New Option(s)"). The exercise price of each New Option will be the closing price of Wink's common stock as listed on the Nasdaq National Market on July 31, 2002, except as otherwise set forth in the Exchange Offer Documents (as defined below). Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Wink, as described below. Each New Option will otherwise be subject to the standard terms and conditions under Wink's 1999 Stock Plan, as amended, and applicable form of stock option agreement.

        Prior to the grant of New Options on or about July 31, 2002, it is possible that Wink might effect or enter into a merger or other similar transaction whereby Wink would be acquired by another company. This promise to grant stock options (this "Promise") is evidence of a binding commitment that Wink's successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be obligated to grant you a stock option on or about July 31, 2002. Such a stock option could be for the purchase of the acquirer's stock (as opposed to Wink's), with an exercise price equal to the fair market value of such acquirer's stock on the grant date of the New Option, and would be unaffected by the acquirer's treatment of Wink's existing stock option plans.

        In order to receive the New Option(s), you must continue to be employed by Wink (or one of its subsidiaries), or a successor of Wink, as of July 31, 2002. This Promise does not constitute a guarantee of employment with Wink for any period. Your employment with Wink will remain "at will" and can be terminated by you or Wink at any time, with or without cause or notice. If your employment with Wink terminates before July 31, 2002, for any reason, you will lose all rights pursuant to this Promise to receive New Options.

        This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options; (ii) the memorandum from Maggie Wilderotter dated December 28, 2001; (iii) the Election Form previously completed and submitted by you to Wink; and (iv) the Notice to Withdraw from the Offer (the "Exchange Offer Documents"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Wink with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Wink.


WINK COMMUNICATIONS, INC.

By:____________________________________      Date:________________ , 2002